Prudential Equity Income Fund
For the Annual period ended 10/31/98
File number 811-4864

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income; Capital Gain, and Return of Capital Distributions by Investment Companies. For the fiscal year ended October 31, 1998 the application of this statement increased accumulated net realized gain on investments by $5,366, increase net unrealized appreciation on investments by $192,220 and decrease undistributed net investment income by $197,586. Net investment income, net realized gains, and net assets were not affected by these reclassifications.

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